

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 19, 2008

Via facsimile to ((650) 233-4545) and U.S. Mail

Jorge A. del Calvo, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

> **Re: eTelecare Global Solutions, Inc.**
> **Schedule 13E-3**
> **Filed November 10, 2008**
> **File No. 005-82854**
>
> **Schedule 14D-9**
> **File No. 005-82854**
> **Filed November 10, 2008**

Dear Mr. del Calvo:

        We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 10(c)

1.   Please disclose the information included in this Item in the document delivered to security holders. Refer to Rule 13e-3(e)(1).

Item 13(a)

2.   We note that the section of the Offer document you incorporate by reference does
        not include all of the required disclosure. Please revise your disclosure to provide
        all of the information required by Item 1010(c) of Regulation M-A or ensure that
        complete disclosure appears in the Offer document.

Exhibit 99.a.1.J

3.   We note you refer to the definition of forward-looking statements included in the
        Private Securities Litigation Reform Act of 1995. Note that the safe harbor
        protections for forward-looking statements contained in the federal securities laws
        do not apply to statements made in connection with a tender offer. See Section
        21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A
        telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement
        to the Division of Corporation Finance's Manual of Publicly Available Telephone
        Interpretations. Please confirm that you will avoid making reference to that Act in
        all future communications in connection with the tender offer.

4.   We also note the disclaimer that you do not undertake any obligation to update
        any forward-looking statements. This disclaimer is inconsistent with the
        requirements of General Instruction F of Schedule TO and your obligations under
        Rule 14d-6(c) to amend the Schedule to reflect a material change in the
        information previously disclosed. Please confirm that you will avoid using this
        statement in all future communications relating to the tender offer.

Schedule 14D-9

5.   Please provide the disclosure required by Items 1012(e), 1013(a)-(b) and 1015(c)
        of Regulation M-A.

Recommendation, page 6

6.   We note your disclosure that the board of directors determined that "the
        Acquisition Agreement, the Offer and the other transactions contemplated by the
        Acquisition Agreement are advisable and fair and in the best interests of the
        Company and its stockholders." Please revise here and throughout the filing to
        more clearly and consistently articulate whether the going private transaction is
        substantively and procedurally fair to *unaffiliated* security holders. See Item
        1014(a) of Regulation M-A. Note that the staff, as stated in the Current Issues
        Outline publicly available on our website, views officers and directors of the issuer
        as affiliates of that issuer. Also, please revise to specifically state that the board of
        directors' determination addresses both substantial and procedural fairness.

Background of the Transaction, page 7

7.   Please describe the duties of the Strategic Committee, the scope of its authority, any compensation paid for service on the committee, and the period during which it served.

8.   Please revise your disclosure generally to describe Company A and to disclose whether it provided any reason for its communication to the Company on September 18, 2008 that it would not be able to proceed with a transaction until a later date.

9.   Refer to the entries for June 11, 2008. Please explain why NewBridge's non-disclosure agreement did not include the same standstill provisions as the agreements for Providence and Company A.

10.   We note that Morgan Stanley made a presentation on September 18, 2008. Please clarify whether Morgan Stanley had, to that date, made any presentations to the Strategic Committee or the Company's board of directors.

Reasons for the Recommendation, page 19

11.   Please revise this section to disclose the fairness determination (both substantive and procedural) made by the board of directors. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (*i.e.,* how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). Ensure also that you address the disclosure requirements of Item 1014(c)-(e) and the factors included in Instruction 2 to Item 1014 of Regulation M-A.

12.   On a related note, we see that the board of directors considered Morgan Stanley's financial analysis and opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the board of directors adopted Morgan Stanley's analysis and opinion.

13.   On a further related note, if any filing person adopts the Morgan Stanley analysis and opinion, please address how any such filing person was able to reach the

fairness determination as to unaffiliated security holders given that the fairness opinion addresses fairness with respect to security holders other than the Purchaser and its affiliates, rather than all security holders unaffiliated with the Company.

14. Refer to the first bullet point on page 19. Explain what about the "current and historical financial condition, results of operations, business and prospects of eTelecare as well as eTelecare's financial plan and prospects if it were to remain an independent company" support the fairness determination.

15. Refer to the third bullet point on page 19. What did the board conclude from its review of the Company's historical market prices, volatility and trading information?

16. Please disclose the basis for your disclosure in the sixth bullet point on page 19 or delete the disclosure.

17. Please explain supplementally, with a view toward revised disclosure, how the relief granted by the Staff increase the likelihood of the successful consummation of the going private transaction (page 21).

18. Please provide the basis for your disclosure that "the material terms of the [agreement]…were as favorable as those found in comparable acquisition transactions" (page 21).

19. With respect to the first countervailing factor on page 21, please explain why you refer to the "potential" elimination of the opportunity for security holders to participate in any future growth and profits of the Company.

Opinion of Morgan Stanley, page 24

20. Please provide the basis for Morgan Stanley's use of a 14% discount rate in the "Equity Research Analysts' Price Targets" analysis. Please also apply this comment to the growth and discount rates used in the discounted cash flows analysis and to the multiples used in the Theoretical Leveraged Buyout Analysis.

21. Please revise to disclose the data underlying the results described in each analysis and *to show how that information resulted in the values disclosed.* For example, disclose (i) the price targets used in the Equity Research Analysts' Price Targets analysis, (ii) the ratio of aggregate value to EBITDA for calendar year 2008 and the ratio of price to estimated earnings per share for calendar year 2009 in the Comparable Companies Trading Analysis, (iii) the company's projected results that were used in conducting the Discounted Cash Flow Analysis, and (iv) the

transaction date and data from each transaction that resulted in the multiples disclosed on page 28 with respect to the Precedent Transactions analysis.

22.   Please quantify the fee payable to Morgan Stanley rather than state you will pay a "customary fee." In addition, provide all of the disclosure required by Item 1015(b)(4) of Regulation M-A.

Forward-Looking Statements, page 31

23.   We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise your disclosure to avoid making reference to that Act.

Security Ownership of Certain Beneficial Owners and Management, page I-8

24.   We note in several footnotes to the table that the persons listed therein disclaim beneficial ownership "except to the extent of their pecuniary interest…" Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions